QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 4.7

ULTIMA ENERGY TRUST
CONSOLIDATED FINANCIAL STATEMENTS
As at and for the Years Ended December 31, 2003 and 2002

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Directors of Ultima Ventures Corp. and Ultima Acquisitions Corp.:

        We have audited the consolidated balance sheet of Ultima Energy Trust as at December 31, 2003 and 2002 and the consolidated statements of income and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta February 24, 2004 (except as to Notes 14 and 15 which are as of April 30, 2004)	(signed) Deloitte & Touche LLP Independent Registered Chartered Accountants

ULTIMA ENERGY TRUST

COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS ON CANADA — U.S. REPORTING DIFFERENCES

        The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) outlining changes in accounting principles that have been implemented in the financial statements. As discussed in Note 2 to the consolidated financial statements of Ultima Energy Trust, the Trust changed its method of accounting for capital assets from the successful efforts method to full cost method. Also, as discussed in Note 2, the Trust changed its method of accounting for unit based compensation.

Calgary, Alberta April 30, 2004	(signed) Deloitte & Touche LLP Independent Registered Chartered Accountants

ULTIMA ENERGY TRUST

CONSOLIDATED BALANCE SHEET

(thousands of dollars)

	December 31
	2003	2002
ASSETS
Current assets
Accounts receivable	$12,442	$8,969
Prepaid expenses	1,803	528

	14,245	9,497
Reclamation fund (note 7)	1,077	748
Goodwill (note 5)	16,682	—
Capital assets, net (note 4)	294,535	207,930

Total Assets	$326,539	$218,175

LIABILITIES and UNITHOLDERS' EQUITY
LIABILITIES
Current liabilities
Bank indebtedness	$977	$19
Accounts payable	16,613	9,204
Cash distributions payable	4,898	2,710

	22,488	11,933
Accumulated site restoration	8,076	5,066
Deferred capital obligation (note 6)	28,126	20,444
Future Income Taxes (notes 5 and 13)	14,398	—
Long-term bank debt (note 8)	45,007	55,358
Contingencies and Commitments (note 12)

	118,095	92,801

UNITHOLDERS' EQUITY
Unitholders' capital (note 9)	324,821	206,154
Contributed surplus (note 9)	260	—
Deficit	(4,944)	(17,222)
Accumulated cash distributions (note 3)	(111,693)	(63,558)

	208,444	125,374

Total Liabilities and Unitholders' Equity	$326,539	$218,175

The accompanying notes are an intergral part of these consolidated financial statements

ULTIMA ENERGY TRUST

CONSOLIDATED STATEMENT OF INCOME AND DEFICIT

(thousands of dollars except for per unit amounts)

	Year Ended December 31
	2003	2002
Revenue:
Oil and natural gas	$111,107	$44,472
Royalties	(21,810)	(6,219)
Income from Weyburn Limited Partnership (note 6)	—	4,198

	89,297	42,451

Expenses:
Oil and natural gas operating	25,485	13,603
General and administrative (note 10)	9,914	3,159
Management fee (note 10)	487	856
Interest on long-term debt (note 8)	3,171	817
Unit based compensation (note 9)	260	—
Capital taxes	76	—
Depletion and amortization (note 4)	38,526	14,792

	77,919	33,227

Net income before income taxes	11,378	9,224
Future income tax recovery (note 13)	$900	$—

Net income	12,278	9,224
Deficit, beginning of year (note 2(l))	(17,222)	(26,446)

Deficit, end of year	$(4,944)	$(17,222)

Net income per unit, basic (note 2(k))	$0.29	$0.42
Net income per unit, diluted (note 2(k))	$0.28	$0.41

The accompanying notes are an intergral part of theses consolidated financial statements

ULTIMA ENERGY TRUST

CONSOLIDATED STATEMENT OF CASH FLOWS

(thousands of dollars)

	Year Ended December 31
	2003	2002
Operating Activities:
Net income	$12,278	$9,224
Add/(less) items not involving cash:
Future income tax recovery	(900)	—
Unit based compensation	260	—
Internalization of management contract (note 10)	4,716	—
Depletion and amortization	38,526	14,792

	54,880	24,016
Changes in non-cash operating working capital	(572)	(816)

	54,308	23,200

Financing Activities:
Issuance of Trust units, net	117,617	71,840
Bank loan	(10,351)	26,068
Cash distributions paid to unitholders	(45,947)	(19,371)

	61,319	78,537

Investing Activities:
Capital asset additions	(23,884)	(5,690)
Investment in Weyburn Limited Partnership	—	1,042
Acquisitions of properties, net of divestments	(88,410)	(96,504)
Internalization of management contract	(3,666)	—
Reclamation fund contributions	(625)	(325)

	(116,585)	(101,477)

Increase/(Decrease) in bank indebtedness	(958)	260
Bank indebtedness, beginning of year	(19)	(279)

Bank indebtedness, end of year	$(977)	$(19)

Supplemental Information
Cash income taxes paid	$—	$—
Cash interest paid	$3,171	$817

The accompanying notes are an intergral part of these consolidated financial statements

ULTIMA ENERGY TRUST

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2003 and 2002
(Tabular amounts in thousands of dollars except for per unit amounts)

1.     Basis of Presentation

  a.
  Structure

    Ultima Ventures Corp. (the "Corporation"), Ultima Ventures Trust ("Ventures Trust") Ultima Energy Inc. ("Energy Inc."), Ultima Management Inc. ("the Manager") and Ultima Acquisitions Corp. ("Acquisitions Corp.") operate under common management. The financial statements include the accounts of Ultima Energy Trust ("the Trust"), and the accounts of its subsidiaries, the Corporation, Ventures Trust, Energy Inc., the Manager and Acquisitions Corp., on a consolidated basis. Inter-entity transactions and balances have been eliminated. These consolidated financial statements are prepared following accounting principles generally accepted in Canada.

    The Trust is an open-ended, unincorporated investment trust formed under the laws of the Province of Alberta. The beneficiaries of the Trust and its subsidiaries are the unitholders. Ventures Trust and Energy Inc. hold oil and natural gas properties. The Trust acquires an interest in the cash flow generated by these properties in the form of a royalty with each of Ventures Trust and Energy Inc. The Trust was set up to acquire and hold the royalty(s) and to issue trust units. Each royalty consists of 99% of the net cash flow generated by the underlying properties, less certain expenditures, including capital expenditures funded by cashflow and any debt repayments.

2.     Significant Accounting Policies

  a.
  Joint Interests

    Certain oil and natural gas activities are conducted jointly with others and, these consolidated financial statements reflect the Trust's proportionate interest in such activities.

  b.
  Oil and Natural Gas Properties

    The Trust follows the Full Cost Method of accounting whereby all costs relating to the acquisition and development of oil and natural gas reserves are capitalized. The Trust does not capitalize general and administration expenses. Interest relating to the Weyburn Unit NRI deferred capital obligation is capitalized pursuant to the terms of the agreement.

    No gains or losses are recognized in income during the year in which oil and natural gas properties are sold unless the depletion and amortization rate changes by more than 20% as a result of the sale.

  c.
  Depletion and Amortization

    Capital costs of oil and natural gas properties, net of estimated salvage values, are depleted using the unit of production method. These capital costs are depleted based on estimated gross proved oil and natural gas reserves as determined by independent engineers. For purposes of these calculations production of crude oil, natural gas, natural gas liquids and proved reserves are converted to a common unit of measure on the basis of 6 thousand cubic feet of natural gas to 1 barrel of oil equivalent.

  d.
  Future Site Restoration

    Estimated future costs of site restoration are provided for over the life of the proved reserves on a unit of production basis. Costs are estimated each period by management using current costs and in accordance with existing legislation and underlying practice. The provision is included with depletion and amortization expense and actual site restoration expenditures are charged against the accumulated provision.

  e.
  Ceiling Test

    The Trust places a limit on the aggregate carrying amount of capital assets, which may be depleted against revenues of future periods (the "ceiling test"). Capitalized costs plus the estimated future capital associated with proved undeveloped reserves, less accumulated depletion and amortization are limited to an amount equal to the discounted future net revenues of the estimated proved and risked probable reserves.

  f.
  Goodwill

    The Trust recorded goodwill relating to a corporate acquisition. The goodwill was determined as the excess of the purchase price over the fair value of the acquired assets less liabilities, including future income taxes, of the acquired company. The goodwill balance is assessed for impairment at each balance sheet reporting date. Impairment would be charged to earnings in the period it was incurred. Goodwill is reported at cost less any impairment and is not subject to amortization.

  g.
  Investment in Weyburn Limited Partnership ("WLP")

    Effective November 1, 2002, the Trust increased its ownership in the WLP and immediately redeemed its entire interest (see Note 6) in the WLP. Prior to this time, the Trust's interest in the WLP was accounted for using the cost method. Pursuant to this method, no income with respect to the WLP was recorded in the accounts of the Trust except for cash distributions received or receivable. Cash distributions received or receivable were recorded as a reduction of the investment to the extent that such distributions represented a return of capital.

  h.
  Hedging Contracts

    From time to time the Trust enters into various arrangements to hedge against possible fluctuations in commodity prices, interest rates and exchange rates. Gains or losses from these arrangements, which constitute effective economic hedges, are reported as adjustments to the related revenue or expense accounts as they are settled.

  i.
  Unit-Based Compensation Plan

    The Trust has a Trust Unit Rights Incentive Plan ("the Plan"), which is described in Note 9. The exercise price of the rights awarded pursuant to the plan may be reduced in future periods in accordance with the terms of the Plan. The reduction is primarily a function of distributions to unitholders and the net book value of the Trust's capital assets. The reduction is calculated as the excess, if any, of quarterly distributions greater than 2.5% of the net book value of capital assets. It is not possible to determine a fair value for the rights awarded pursuant to the Plan at inception using an option-pricing model because the exercise reduction feature of the Plan is dependent upon a number of factors, including, but not limited to, future prices realized on the sale of oil and natural gas, future production levels of oil and natural gas, amounts withheld from future distributions and the purchase and sale of capital assets. Compensation expense has been determined based upon the intrinsic value of the rights at the date of exercise or at the date of the financial statements for unexercised rights.

    The compensation expense associated with rights awarded under the Plan is deferred and recorded in earnings over the average vesting period of the rights awarded along with an equal increase or decrease in contributed surplus. Changes in the intrinsic value of the unexercised rights after the vesting period will be recognized in the corresponding period of the change, along with an accompanying increase or decrease to contributed surplus.

    On the actual exercise of the rights by the holder the consideration paid and the amount of contributed surplus attributable to the exercised right will be recorded as an increase to Unitholders' capital.

  j.
  Income Taxes

    The Trust follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements of the Trust's corporate subsidiaries and their respective tax base, using enacted income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which the change occurs. Temporary differences arising on corporate acquisitions could result in future income tax assets and liabilities. It is anticipated that any future assets or liabilities would be for the account of the unitholders.

    The Trust is a taxable entity under the Income Tax Act (Canada) and is taxable only on income that is not distributed or distributable to unitholders. As the Trust expects to distribute its taxable income to the unitholders and meets the requirements of the Income Tax Act (Canada) applicable to the Trust, no current provision for income taxes has been made.

  k.
  Weighted Average Number of Units Outstanding

    The Trust uses the treasury stock method to determine the dilutive effect of "in the money" options, rights and other dilutive instruments issued. The basic and diluted calculations presented in these financial statements are based on the following weighted average units outstanding:

	2003	2002
Basic	42,732,252	22,099,613
Diluted	43,285,647	22,334,714

    All outstanding rights have been included in the calculation of diluted weighted average units outstanding.

  l.
  Change in Accounting Policies

  1.
  Capital Assets

      In late 2003 Ultima retroactively adopted the Full Cost Method of accounting for its capital assets pursuant to the Canadian Institute of Chartered Accountants ("CICA") Accounting Guideline ("AcG") 16 "Oil and Gas Accounting — Full Cost". Previously the Trust used the Successful Efforts Method of accounting for its capital assets. The effect of the change in accounting policy on the financial statements of the Trust as previously presented is as follows:

As at December 31	2003(1)	2002
Capital Assets, net
As reported	$301,904	$212,092
Adjustment	(7,369)	(4,162)

As restated	$294,535	$207,930

Net Income
As reported	$14,644	$9,191
Adjustment	(2,366)	33

As restated	$12,278	$9,224

Deficit
Beginning of year	$(13,060)	$(22,251)
Adjustment	(4,162)	(4,195)

As restated	(17,222)	(26,446)
Net Income as restated	12,278	9,224

End of year	$(4,944)	$(17,222)

(1)	For 2003, the amounts noted as "As reported" reflect the Successful Efforts Method of accounting for capital assets as if it had been applied for the full year.

      There is no effect on cashflow in either period presented due to the adoption of the Full Cost Method.

    2.
    Unit Based Compensation Plan

      The Trust elected to prospectively adopt amendments to the CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". Pursuant to this accounting standard the Trust must account for compensation expense based upon the fair value of the rights awarded under the Plan. As the Trust is unable to determine the fair value of the rights upon issuance compensation expense has been determined based upon the intrinsic value of the rights at the exercise date or at the date of the financial statements for unexercised rights. Previously the Trust accounted for compensation expense based upon the intrinsic value of the rights at the award date. Because the rights were awarded at fair market value, no compensation expense was charged to net income at the time of the award under the previous method of accounting.

      The intrinsic value is determined as the excess of the trading price of the Trust's trust units over the exercise price of the unexercised rights. For exercised rights the intrinsic value is determined as the excess of the trading price of the Trust's trust units over the exercise price of the rights at the time the rights were exercised.

      For rights granted prior to 2003 the Trust elected to continue accounting for the compensation expense based upon the intrinsic value at the award date. For rights awarded in 2002 the Trust has disclosed the pro-forma results for 2002 and 2003. However, the net income for 2002 has not been restated. The pro-forma results are presented in Note 10.

      For 2003 the Trust has recorded $260,000 as compensation expense, noted as a separate line in the income statement. Included in Unitholders' Equity is contributed surplus of the same amount. No amounts would have been recorded under the prior method of accounting.

      There was no material effect on net income per unit as a result of adopting this method of accounting for unit based compensation.

    3.
    Disclosure of Guarantees

      The Trust has adopted AcG-14 "Disclosure of Guarantees". This guideline requires the Trust to disclose all guarantees to third parties, of which there are none. There is no effect on net income or cashflow as a result of adopting this guideline.

3.     Cash Distributions to Unitholders

	2003	2002
Net income	$12,278	$9,224
Future income tax recovery (note 13)	(900)	—
Unit based compensation	260	—
Internalization of Management (note 10)	4,716	—
Depletion and amortization	38,526	14,792

Cash available for distributions	54,880	24,016
Reclamation fund contributions (note 7)	(625)	(325)
Cash applied to financing and investing activities	(6,120)	(2,717)

Cash distributions declared	48,135	20,974
Accumulated cash distributions, beginning of year	63,558	42,584
Accumulated cash distributions, end of year	$111,693	$63,558

Cash distributions declared per unit	$1.09	$0.90

4.     Capital Assets

Oil and natural gas properties	Cost	Accumulated Depletion and Amortization	Net Book Value
2003	$443,550	$149,015	$294,535
2002	321,659	113,729	207,930

  The balances shown above have been restated due to the change in accounting policy whereby the Trust adopted the Full Cost Method of accounting for its capital assets. See note 2 (l).

  Estimated future capital costs included in the 2003 depletion and amortization calculation were $83,642,000 (2002 — $3,211,000), primarily attributable to the Weyburn Unit Net Royalty Interest ("Weyburn Unit NRI") acquired on the redemption of the Trust's interest in the WLP. Excluded from the calculation of depletion and amortization for 2003 is unproved property attributable to the Weyburn Unit NRI in the amount of $11,300,000 (2002 — $nil).

  Included in the 2003 provision for depletion and amortization is a provision for future site restoration of $3,239,000 (2002 — $1,200,000).

5.     Trioco Acquisition

  On June 26, 2003, the Trust acquired all the issued and outstanding shares of Trioco Resources Inc. ("Trioco") a private company engaged in the exploration and development of oil and natural gas in Alberta. The transaction has been accounted for using the purchase method of accounting (results of operations have been included as at June 26, 2003) and the allocation of the purchase price is as follows:

Net assets acquired
Current assets	$2,546
Capital assets	71,000
Goodwill	16,682
Current liabilities	(3,863)
Future income taxes	(15,298)
Future site restoration	(67)

$71,000

Paid by
Cash	$61,000
Bank debt assumed	10,000

$71,000

6.     Weyburn Limited Partnership and Deferred Capital Obligation

  Effective November 1, 2000, the Trust acquired a 92% interest in the WLP in a transaction involving the sale to the WLP of the Trust's Plato property for $3.3 million and the investment of the proceeds of sale in the WLP. The capital assets of the WLP were comprised of the Plato property, the Ferrybank property acquired from another partner and an 11.7% net royalty interest ("Weyburn Unit NRI") in the Weyburn Unit. The Weyburn Unit NRI was acquired by the WLP from EnCana Resources, the managing partner of the WLP, in consideration for a note payable for $77.8 million ($66.9 million as at November 1, 2002). The note payable is a non-recourse instrument with respect to the Trust's assets held outside of the WLP.

  Effective November 1, 2002, the Trust contributed additional capital of approximately $66.9 million in cash, before adjustments, to the WLP to allow repayment in full of the outstanding note payable to EnCana Resources. The Trust subsequently redeemed its entire limited partnership interest. As consideration for the redemption, the Trust received 100% of the WLP's interest in the Weyburn Unit NRI, the interest in the Plato property, cash and working capital. The Trust funded the additional capital contribution from the net proceeds of an equity offering of $46,550,000 along with approximately $20,383,000 of borrowings drawn from the bank credit facility of Ventures Trust.

  The redemption price and consideration paid was as follows:

Net assets acquired on redemption:
Cash and working capital	$1,042
Capital Assets	84,731

Total net assets	$85,773

Financed by:
Bank borrowings	$20,383
Trust Units issued	46,550
Deferred capital obligation assumed	18,840

Total purchase price	$85,773

  The deferred capital obligation arose pursuant to the Weyburn Unit NRI agreement whereby payment for capital costs incurred in connection with the Weyburn Unit's operations prior to January 1, 2003 was deferred until the earlier of the date when the costs deferred totalled $18,778,000 or December 31, 2002. Interest was accrued on the amount deferred at a base rate of 8.5% per annum. Pursuant to an agreement with EnCana Resources in connection with the redemption, payment of up to an additional $15 million of capital expenditures applicable to the Weyburn Unit NRI will be deferred for the years 2003, 2004 and 2005. The Trust has the right to select the amount of the payment to be deferred each year to a maximum of $8 million of deferred expenditures for any given year. Also beginning January 1, 2003, interest will accrue on the deferred capital obligation at a base rate of 7% per annum. Repayment will commence on the earlier of January 1, 2006, or the date on which the deferred capital payments total $33,778,000. The deferred capital obligation will be amortized over a 15 year period. Interest will continue to accrue over the amortization period at a base rate of 7%, however, the deferred capital obligation repayment terms include an after-tax equalization component. This component provides for an effective interest rate over the amortization period of approximately 10%. The income tax equalization component will primarily affect the payments made in the latter half of the amortization period.

  At December 31, 2003, the capital costs that have been deferred in accordance with the agreement were $24,437,000. This amount plus interest of $3,689,000, for a total of $28,126,000, has been recorded as a long-term obligation. Pursuant to the Weyburn Unit NRI agreement, the Trust has the right at any time to pre-pay all or any part of the obligation along with an additional 7% of the amount being prepaid. Unless the deferred capital obligation is prepaid, the deferred capital obligation is only payable out of future income from the Weyburn Unit NRI, and as such the other assets of the Trust do not secure the deferred capital obligation.

7.     Reclamation Fund

  Funds have been deducted from cash distributions to unitholders to provide for the future cost of abandonments and reclamation work on wells, plants and facilities. The amount of the contribution for 2003 and 2002 was $0.20 per boe of production.

	2003	2002
Reclamation fund, beginning of year	$748	$472
Contributions	625	325
Reclamation expenditures	(296)	(49)

Reclamation fund, end of year	$1,077	$748

8.     Long-Term Bank Debt

	2003	2002
Bankers' acceptance notes	$42,007	$30,000
Revolving line of credit	3,000	25,358

	$45,007	$55,358

  Pursuant to a loan agreement dated June 26, 2003 between Ventures Trust and a syndicate comprised of the Alberta Treasury Branches and the National Bank of Canada ("the Syndicate"), Ventures Trust has a revolving term production loan facility ("the facility") with a maximum limit of $95,000,000, including a $10,000,000 operating line of credit.

  The facility has a 364-day extendable revolving period and a two year term. Borrowings under the facility bear interest from bank prime plus 0.125% to bank prime plus 1.875%, dependent upon the level of trailing net debt to operating cashflow. The borrowings are secured by a $150,000,000 floating charge debenture over all the assets and undertakings of Ventures Trust, Energy Inc., the Manager, the Corporation and Acquisitions Corp. The credit facilities are subject to a semi annual review on May 31 and November 1 each year and upon review the Syndicate determines if it will extend the revolving period for another six months. In the event that the Syndicate does not extend the facility for another six months, there is a two year payment period with no payments being required for the first year.

  Pursuant to a subordination agreement entered into on June 26, 2003, the Syndicate has been provided with security over all of the assets of Ventures Trust, Energy Inc., the Manager, the Corporation and Acquisitions Corp. in priority to the royalty payable to the Trust by each of Ventures Trust and Energy Inc. The facility is the legal obligation of Ventures Trust. Principal and interest payments are deducted in the calculation of cash available for distribution to unitholders. In the event that the oil and natural gas properties of Ventures Trust and Energy Inc. do not generate sufficient income to discharge the obligation, the unitholders of the Trust will have no direct liability.

9.     Unitholders' Capital

  a.
  Authorized

    Unlimited number of trust units

  b.
  Issued

	2003		2002
	Number of Trust Units	Amount	Number of Trust Units	Amount
Balance, beginning of year	33,873,808	$206,154	18,447,142	$134,314
Issued for cash, net of costs	23,000,000	115,197	15,350,000	71,564
Issued on exercise of rights	512,998	3,301	16,666	73
Issued for internalization (note 10)	188,169	—	—	—
Issued on exercise of options	50,000	169	60,000	203

Balance, end of year	57,624,975	$324,821	33,873,808	$206,154

    In 2003, the Trust issued 23.0 million Trust units for net proceeds of $115.8 million, before legal and other costs in three separate equity offerings. These offerings are summarized below:

Date	Number of Trust Units	Net Proceeds
May 2003	5,000,000	$23,988
July 2003	12,000,000	59,280
December 2003	6,000,000	32,490

	23,000,000	$115,758

    Trust units are retractable at any time on demand by the holders thereof at a price based on an established formula. The aggregate cash retraction price payable by the Trust during any calendar month shall not exceed $100,000 provided that such limitation may be waived at the discretion of the Boards of Directors of the Corporation (the trustee for Ventures Trust) and Acquisitions Corp. If a unitholder is not entitled to receive cash upon the retraction of trust units as a result of the foregoing limitations, then the retraction price for such trust units shall be the fair market value thereof as determined by the Boards of Directors of the Corporation and Acquisitions Corp. and shall, subject to any applicable regulatory approvals, be paid and satisfied by way of a distribution in specie of the Trust's interests in Ventures Trust and Acquisitions Corp., a corporation as yet inactive, incorporated for the purpose of holding future acquired corporate shares and facilities, if any.

  c.
  Trust Unit Options

	2003		2002
	Number of Options	Exercise price per unit	Number of Options	Exercise price per unit
Beginning Balance	50,000	$3.38	110,000	$3.38
Issued during the year	—	—	—	—
Less: exercised during the year	50,000	$3.38	60,000	$3.38

Ending Balance	—	—	50,000	$3.38

    No further options have been issued pursuant to this plan.

  d.
  Trust Unit Rights Incentive Plan

    A Trust Units Rights Incentive Plan (the "Plan") was established in 2001. The Trust is authorized to award up to an additional 881,597 rights to the employees of the Manager, and directors of the Trust to purchase trust units, as a form of long-term performance incentive. The rights awarded pursuant to the Plan may not be granted at a price that is less than the prevailing market price of the trust units at the time of the date of the award, and the maximum term of each right may not exceed ten years.

    The exercise price of each right may be adjusted downwards at the option of the rights holder from time to time by the amount, if any, that distributions in any calendar quarter exceed 2.5% of the Trust's net book value of capital assets.

    During the year, the Trust granted 1,044,000 rights to employees of the Manager and directors of the Corporation and Acquisitions Corp. to purchase trust units at an average price of $5.27 per unit. Rights awarded pursuant to the Plan have terms ranging from five to 10 years and vest equally over three years, commencing on the first anniversary date of the grant.

    A summary of the rights issued, exercised, cancelled and outstanding pursuant to the Plan is as follows:

	2003		2002
	Number of Rights	Weighted Average Exercise Price	Number of Rights	Weighted Average Exercise Price
Balance beginning of year	1,476,667	$4.30	1,310,000	$4.34
Granted	1,044,000	5.27	240,000	5.23
Exercised	512,998	4.40	16,666	4.40
Cancelled	—	—	56,667	4.34

Balance before reduction in exercise price	2,007,669	4.78	1,476,667	4.49
Reduction of exercise price	—	(0.38)	—	(0.19)

Balance, end of year	2,007,669	$4.40	1,476,667	$4.30

    A summary of the Plan as at December 31, 2003 is as follows:

Exercise Price at Grant Date	Adjusted Exercise Price	Number of Rights Outstanding	Remaining Contractual Life of Rights (years)	Number of Rights Exercisable
$4.40	$3.70	738,335	8	331,669
$5.23	$4.69	225,334	9	65,334
$5.27	$4.85	1,044,000	5 to 10	—

		2,007,669		397,003

    The Trust has recorded compensation expense and contributed surplus of $260,000 based upon the year-end trust unit trading price of $6.24 per trust unit in respect of the rights awarded in 2003.

    For rights awarded in 2002 compensation cost for pro forma disclosure purposes has been determined based on the excess of the unit price over the exercise price at the date of the financial statements.

    Provided below is the pro forma net earnings and net earnings per trust unit for the year ended December 31, 2003 and 2002.

(Thousands of dollars)	2003	2002
Net earnings:
As reported	12,278	9,224
Pro forma	12,014	9,199
Net earnings per share
Basic
As reported	0.29	0.42
Pro forma	0.28	0.42
Diluted
As reported	0.28	0.41
Pro forma	0.28	0.41

10.     Related Party Transactions

  On March 26, 2003 the Trust, through its subsidiary 1032213 Alberta Ltd, purchased from WhitePass Capital Inc. all of the issued and outstanding common shares of the Manager for total consideration of $3,000,000 in cash and the issuance of 143,365 trust units (valued at $800,000). The Manager provided the management and administrative services to the Trust. For 2003 up to the time of the purchase by the Trust, the Manager was paid $487,000 in management fees. For 2002, it was paid $1.3 million of management fees and administration fees by the Trust and the WLP respectively, plus acquisition fees of $1.4 million. The purchase price of $3,800,000 was recorded as a charge to general and administrative expense in the quarter, except for furniture and fixtures in the amount of $137,000, which was capitalized as part of capital assets.

  On July 31, 2003, 1032213 Alberta Ltd. was amalgamated with the Manager and the resulting entity was named Ultima Management Inc.

  In conjunction with the purchase of the Manager and internalization of the Management Agreement, retention payments of $500,000 in cash and 44,803 trust units with a market value of $250,000 was paid to the officers and management of the Manager. The three officers will earn an additional $750,000 to be paid by the issuance of trust units over the next three anniversary dates of the closing of the transaction should the Manager still employ them.

  The retention paid at the close of the transaction was charged to general and administrative expense. The remaining retention will be charged to general and administrative expense when it is incurred.

11.     Financial Instruments

  Financial instruments of the Trust include accounts receivable, cash distributions payable, accounts payable, bank indebtedness, the bank loan and the deferred capital obligation. There are no significant differences between the carrying value of these amounts and their estimated fair value.

  Substantially all of the Trust's accounts receivable are due from customers in the oil and gas industry, and are subject to normal industry credit risks. The carrying value of the accounts receivable reflects management's assessment of the associated credit risks.

  The Trust is exposed to risks arising from fluctuations in commodity prices, foreign exchange rates and interest rates. The Trust utilizes a variety of derivative instruments to reduce its exposure to changes in commodity prices. The fair values of these derivative instruments are based on an estimate of the amounts that would have been received from or paid to counterparties to settle these instruments at year end.

  The Trust is exposed to losses in the event of default by the counterparties to these derivative instruments. The Trust manages this risk by dealing only with financially sound counterparties and by utilizing more than one counterparty to build its derivative position.

  During 2003, the Trust entered into or assumed as part of a corporate acquisition, six separate crude oil commodity price hedge arrangements which are summarized below:

  (US$/bbl except as indicated)

Daily Quantity	Fixed Price	Sold Call	Purchased Put	Sold Put	Term
500 bbls	23.40	—	—	—	Calendar 2003
500 bbls	24.30	—	—	—	Calendar 2003
1,000 bbls	25.98		—	—	Jan.1 to June 30, 2003
1,500 bbls	—	30.00	25.00	20.50	Feb.1 to Dec.31 2003
1,000 bbls	28.05	—	—	—	July 1 to Dec. 31, 2003
100 bbls	—	27.60	25.00	—	Calendar 2003

    During 2003, the Trust entered into three separate natural gas commodity price hedge arrangements, which are summarized below:

Daily Quantity	Fixed Price $Cdn/GJ	Term
4,000 GJ	6.15	Aug.1, 2003 to March 31, 2004
1,000 GJ	5.69	Jan. 1 to Oct. 31, 2003
1,000 GJ	7.00	April 1, 2003 to March 31, 2004

    A realized hedging loss of $6.6 million was recorded in oil and natural gas revenue 2003 (2002 — realized hedging loss of $5.3 million).

    The Trust has entered into a variety of crude oil and natural gas commodity price hedge arrangements for 2004 as summarized below:

    Crude Oil Hedges (all amounts are in US$/bbl except as indicated)

Daily Quantity	Fixed Price	Sold call	Sold put	Purchased put	Term
1,000 bbls(1)	Cdn$35.00	—	—	—	Calendar 2004
1,000 bbls(1)	27.00	—	—	—	Jan. 1 to June 30, 2004
800 bbls(1)	—	27.50	24.00	20.00	Calendar 2004
700 bbls(1)&(2)	—	30.00	25.00	21.00	Calendar 2004

    Natural Gas Hedges

Daily Quantity	Fixed Price $/GJ	Term
4,000 GJ(1)	6.15	Aug.1, 2003 to March 31, 2004
1,000 GJ(1)	7.00	April 1, 2003 to March 31, 2004

(1)	Hedges outstanding as at December 31, 2003. The fair value of these commodity price hedge arrangements was a loss of $3.6 million, based on quoted market prices and if not available, on estimates from third-party brokers or dealers or amounts derived from valuation models.
(2)	For clarity:
If WTI Price is (US$/bbl)	Ultima receives (US$/bbl)
Greater than $30	$30 per bbl
Between $25 per bbl and $30 per bbl	Actual price
Less than $21 per bbl	Actual price plus $4.00 per bbl

12.     Contingencies and Commitments

  The Trust is involved in litigation and claims associated with normal operations and is of the opinion that any resulting settlements would not materially affect its financial position or reported results of operations.

  The Trust has entered into an office lease agreement for the Calgary head office for the period June 1, 2003 to May 31, 2009. The minimum annual lease payments, before occupancy costs, over the next six years range from $247,000 at the beginning of the term to $291,000 at the end of the term.

  The Trust has entered into a fixed price purchase contract with its electricity supplier in central Alberta for 2004 for the purchase of one megawatt hour per hour ("mwh") at a price of $51.00 per mwh. The total purchase commitment is $447,000.

  Pursuant to the Weyburn Unit NRI agreement the Trust has future development capital costs associated with carbon dioxide purchases of $59.5 million, to be incurred over the next 15 years. This amount was determined by the Trust's independent engineers and is attributable to the total proved case for the oil and natural gas reserves. The Weyburn Unit NRI agreement has a provision that, for any given month, cashflow attributable to the NRI cannot be negative. Accordingly, the Trust's share of the Weyburn Unit carbon dioxide purchases is only recourse to the Weyburn Unit NRI, and is non-recourse in nature to the balance of the Trust's assets.

13.     Income Taxes

  The provision for current and future income taxes is different than what would have been calculated by applying the combined federal and provincial statutory rates to net income before income taxes.

2003
Net income before income taxes	$11,378
Income tax provision calculated at statutory rates	(4,508)
Income attributable to the Trust	5,436
Internalization of management	(1,550)
Non-deductible crown charges	(9,524)
Resource allowance	10,219
Income tax rate reductions on opening balances	827

Recovery of future taxes	$900

  The future income tax liability includes the following temporary differences:

2003
Oil and natural gas properties	$14,398

  There is no 2002 comparative balances presented as the future income tax is only attributable to a corporate acquisition which closed in 2003.

  The crude oil and natural gas properties and related facilities owned by the corporate subsidiary have a tax basis of $26.7 million (2002 — $nil) available for future use as deductions in the determination of taxable income for the subsidiary. There are no loss carry forwards included in this amount.

14.     Differences Between Canadian and United States Generally Accepted Accounting Principles ("GAAP")

  The Trust's consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These principles, as they pertain to the Trust's consolidated financial statements, differ from United States generally accepted accounting principles ("U.S. GAAP") as follows:

  a.
  The Canadian GAAP ceiling test is comparable to the Securities and Exchange Commission ("SEC") method using constant prices, costs and tax legislation except that the SEC requires the resulting amounts to be discounted at 10%.

  b.
  U.S. GAAP utilizes the concept of comprehensive income, which includes items not included in net income. At the current time, there is no similar concept under Canadian GAAP. The Trust's net income under U.S. GAAP is the same as its comprehensive income.

  c.
  U.S. GAAP accounting and reporting standards require that all derivative instruments (including derivative instruments embedded in other contracts), as defined, be recorded in the balance sheet as either an asset or a liability measured at fair value and requires that changes in fair value be recognized currently in income unless specific hedge accounting criteria are met. There are no similar standards under Canadian GAAP at this time.

    Hedge accounting treatment allows unrealized gains and losses to be deferred in other comprehensive income (for the effective portion of the hedge) until such time as the forecasted transaction occurs and requires that an entity formally document, designate and assess effectiveness of derivative instruments that receive hedge accounting treatment. The Trust has elected to use fair value accounting for its derivative instruments for U.S. GAAP and the change in fair value of these contracts has been reported in income.

  d.
  Prior to January l, 2003, for Canadian GAAP purposes, compensation expense for options granted under the Trust Unit Rights Incentive Plan ("the Plan") was measured based on the intrinsic value of the award at the grant date. For the years ended December 31, 2003 and 2002, pro forma disclosures are included in the notes to the financial statements of the impact on net income and net income per Trust unit had the Trust accounted for compensation expense based on the fair value of rights awarded during 2002. Effective January l, 2003, the Trust accounts for compensation expense for rights awarded on or after January 1 , 2003, based on the fair value method of accounting as described in Note 2.

    For U.S. GAAP purposes, the Plan is a variable compensation plan as the exercise price of the rights is subject to downward revisions from time to time. Accordingly, compensation expense is determined as the excess of the market price of the Trust units over the adjusted exercise price of the rights at each financial reporting date and is deferred and recognized in income over the vesting period of the rights. After the rights have vested, compensation expense is recognized in income in the period in which a change in the market price of the Trust units or the exercise price of the rights occurs.

  e.
  U.S. GAAP accounting and reporting standards requires recognition of a liability for the retirement obligations associated with capital assets. These obligations are initially measured at fair value, which is the discounted future value of the liability. The liability is accreted each period for the change in present value and the accretion expense is charged to income. The fair value of the liability is capitalized as part of the cost of the related asset and amortized to expense over its useful life. The Trust adopted these U.S. standards effective January 1, 2003 and the cumulative effect adjustment has been charged to net income in the current year. Under current Canadian GAAP and U.S. GAAP prior to January 1, 2003, asset retirement obligations are accrued using the unit-of-production method based on the undiscounted value of the liability.

  f.
  In November 2002, the FASB issued Interpretation No.45, "Guarantors' Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). FIN 45 elaborates on the disclosures that must be made regarding obligations under certain guarantees issued by the Trust. It also requires that the Trust recognize, at the inception of a guarantee, a liability for the fair value of the obligations undertaken in issuing the guarantee. The initial recognition and initial measurement provisions are to be applied to guarantees issued or modified after December 31, 2002. There are no guarantees outstanding at December 31, 2003.

  g.
  The Trust presents cash flow before changes in non-cash operating working capital as a subtotal in the Consolidated Statement of Cash Flows. This line item would not be presented in a cash flow statement prepared in accordance with U.S. GAAP. This difference does not result in an adjustment to the financial results as reported under the Canadian GAAP.

  h.
  The following standards issued by the FASB do not have an impact on the Trust, at the current time:

  •
  FAS 150 "Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity".

  •
  FIN 46 and FIN 46-R "Consolidation of Variable Interest Entities".

    The Trust will continue to assess the applicability of these standards in the future.

    The application of US GAAP would have the following effects on net income as reported:

	2003	2002
Net Income as reported	$12,278	$9,224
Adjustments:
Unrealized loss on derivatives	(3,600)	(4,987)
Compensation expense	(1,993)	(550)
Depletion and depreciation	(1,065)	—
Asset retirement obligation	2,362	—

Net income as adjusted, before cumulative effect of change in accounting principle	7,982	3,687
Culmulative effect of change in accounting principle	(1,484)	—

Net income as adjusted, after cumulative effect	$6,498	$3,687

Net income per unit, as adjusted, before cumulative effect
Basic	$0.19	$0.17
Diluted	$0.18	$0.17
Net income per unit, as adjusted, after cumulative effect
Basic	$0.15	$0.17
Diluted	$0.15	$0.17

    The application of US GAAP would have the following effects on the consolidated balance sheets as reported:

	As reported	Increase (Decrease)	U.S. GAAP
December 31, 2003
Oil and gas derivative instruments	$—	$3,600	$3,600
Capital assets, net	294,535	7,757	302,292
Future Income Taxes	14,398	—	14,398
Accumulated site restoration	8,076	7,944	16,020
Unitholders' Equity	$208,444	$(3,787)	$204,657
December 31, 2002
Oil and gas derivative instruments	$—	$4,987	$4,987
Capital assets, net	207,930	—	207,930
Unitholders' Equity	$125,374	$(4,987)	$120,387

15.     Subsequent Event

    On March 29, 2004, Ultima and Petrofund Energy Trust ("Petrofund") announced that that they had entered into an agreement providing for the combination of Petrofund and Ultima. Under the terms of the agreement, each Ultima unit will be exchanged for 0.442 of a Petrofund unit on a tax-deferred rollover basis. Ultima unitholders will also receive an aggregate $10 million in the form of a one-time special distribution, payable prior to closing the transaction. Subject to regulatory approval and the approval of Ultima unitholders by a majority of at least two thirds voting at a meeting to be held on or about June 4, 2004, the transaction is expected to close on or about June 16, 2004.

QuickLinks

  EXHIBIT 4.7
REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
ULTIMA ENERGY TRUST CONSOLIDATED BALANCE SHEET (thousands of dollars)
ULTIMA ENERGY TRUST CONSOLIDATED STATEMENT OF INCOME AND DEFICIT (thousands of dollars except for per unit amounts)
ULTIMA ENERGY TRUST CONSOLIDATED STATEMENT OF CASH FLOWS (thousands of dollars)
ULTIMA ENERGY TRUST NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2003 and 2002 (Tabular amounts in thousands of dollars except for per unit amounts)